UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                            Battery Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   07132T-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                              Mr. Charles Lansdown
                    Nordea Bank Finland Plc, New York Branch
                               437 Madison Avenue
                               New York, NY 10022
                                 (212) 318-9562
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07132T-10-2                    SCHEDULE 13D/A                  Page 2

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Nordea Bank Finland Plc, New York Branch

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |_|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              OO

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                             |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Finland
                               7       SOLE VOTING POWER
    NUMBER OF SHARES                   4,162,300
     BENEFICIALLY
       OWNED BY                8       SHARED VOTING POWER
    EACH REPORTING                     0
        PERSON
         WITH                  9       SOLE DISPOSITIVE POWER
                                       4,162,300

                               10      SHARED DISPOSITIVE POWER
                                       0


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,162,300

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

     14       TYPE OF REPORTING PERSON*

              BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A



         This Amendment No.1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), originally filed by Merita Bank Plc, New York Branch ("Merita-NY") on May 24, 2001 (the "13D Filing Date"), with respect to the common shares of Battery Technologies Inc. (the "Common Shares"), a corporation organized under the laws of the Province of Ontario, Canada (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. The principal executive offices of the Company are located at 30 Pollard Street, Richmond Hill, Ontario, Canada L4B 1C3.

Item 2. Identity and Background.

         Item 2 is hereby amended to read in its entirety as follows:

         "This Schedule is being filed by Nordea Bank Finland Plc, New York Branch (the "Reporting Person"), a New York state licensed banking office of Nordea Bank Finland Plc ("NBF"), a Finnish banking organization. NBF is a wholly owned direct subsidiary of Nordea AB (publ) ("Nordea"), a Swedish holding company which holds interests in Nordic banking, insurance and other financial companies. The principal office of the Reporting Person is located at 437 Madison Avenue, New York, NY 10022.

         NBF was established on January 1, 2002 (the "Demerger Date"), upon consummation of the demerger (the "Demerger") of the former Nordea Bank Finland Plc ("Old NBF") (known formerly as Merita Bank Plc and previously to that as NCF Bank Plc).(1) As part of the Demerger, NBF succeeded to substantially all of the business (the "Business") of Old NBF, which prior to the Demerger Date was a wholly owned directly held subsidiary of Nordea.

         Old NBF conducted the Business from September 30, 2001 (the "Merger Date") until the Demerger Date. Prior to the Merger Date, the Business was conducted by the former Merita Bank Plc ("Merita"). Merita -- which prior to the Merger Date was a wholly owned directly held subsidiary of Old NBF -- merged (the "Merger") with and into Old NBF, with Old NBF as the surviving bank in the Merger.


-------------------------
1 The Demerger was implemented in accordance with Chapter 14(a) of the Finnish Companies Act. Pursuant to Chapter 14(a), a company may be demerged so that all of the assets and liabilities of such company are transferred to one or more other companies to be formed, and the shareholders of the company being demerged receive the shares of the recipient companies as consideration. The company being demerged would then cease to exist.
-------------------------

         As described in more detail in Item 4 below, on January 29, 2001 (the "Shares Acquisition Date"), Merita-NY acquired ownership of 16,313,382 Common Shares and 20,391,728 warrants to purchase Common Shares of the Company (each warrant to purchase one Common Share, a "Warrant") in exchange for and in satisfaction of outstanding debt owed by the Company to Merita-NY. Merita-NY filed the Schedule 13D to publicly disclose its (i) acquisition of the Common Shares and Warrants on the Shares Acquisition Date, (ii) sales of a total of 299,382 Common Shares from the Shares Acquisition Date through the 13D Filing Date, and (iii) ownership of nearly 35% of the total outstanding number of Common Shares (through ownership of Common Shares and Warrants) on the 13D Filing Date.

         The New York State-licensed branch of Old NBF ("Old NBF-NY") was established on the Merger Date as the successor to the business of Merita-NY. By virtue of the Merger, Old NBF-NY assumed ownership of all of the Common Shares and Warrants held by Merita-NY on such Date.

         The Reporting Person was established on the Demerger Date as the successor to the business of Old NBF-NY. In connection with the Demerger, the Reporting Person assumed ownership of all of the Common Shares and Warrants held by Old NBF-NY on such Date.

         See Exhibit A attached hereto, which is incorporated herein by reference, with respect to each member of the Management Committee of the Reporting Person, which is vested with the power to vote and dispose of the securities giving rise to the filing of this statement.

         Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Exhibit A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws."

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to read in its entirety as follows:

         "As described in Item 2 above, in connection with the Demerger and on the Demerger Date, the Reporting Person succeeded to the Business of Old NBF-NY -- including the ownership of Old NBF-NY's Common Shares and Warrants. As described in Item 4 below, Merita-NY originally acquired Common Shares and Warrants in satisfaction of outstanding indebtedness owing by the Company to Merita-NY."


Item 4. Purpose of Transaction.

         Item 4 is hereby amended to read in its entirety as follows:

         "In January 2000, the Company defaulted in its obligations under a credit agreement (the "Loan Agreement") with Merita-NY, its primary lender at the time. For the purpose of extinguishing and satisfying all obligations owing by the Company to Merita-NY under the Loan Agreement (the "Outstanding Debt"), Merita-NY agreed to exchange the Outstanding Debt, totaling Cdn$8,482,958.56 (approx. U.S.$5,651,538), for 16,313,382 Units (defined below) pursuant to a Debt Conversion Agreement (attached hereto as Exhibit B), dated January 29, 2001 (the Shares Acquisition Date). Each unit (a "Unit") consisted of one (1) Common Share and Warrants to purchase 1.25 Common Shares of the Company for Cdn$0.57, which Warrants were exercisable until February 7, 2002 (the "Warrant Expiration Date"). Accordingly, on the Shares Acquisition Date, Merita-NY acquired ownership of 16,313,382 Common Shares (representing 19.6% of the Common Shares) and 20,391,728 Warrants.

         On the Shares Acquisition Date, Merita-NY, the Company and Groome Capital.com Inc. ("Groome") entered into a Restrictions on Sales Agreement, attached hereto as Exhibit C (the "Restricted Sales Agreement"), whereby Merita-NY (i) agreed to retain Groome as its sales agent for sales of the Common Shares and the Warrants, and (ii) agreed to contractual restrictions on its ability to sell the Shares and the Shares underlying the Warrants in order to ensure that such sales do not affect the market for the Common Shares. With regard to the contractual restrictions, pursuant to the Restricted Sales Agreement, Merita-NY agreed (i) to use its best efforts to ensure that its sales of the Common Shares do not account for more than approximately 20% of the market volume in the Common Shares in any five-trading day period, and (ii) not to sell more than 1,529,380 Common Shares in any 30 consecutive day period. As a successor to the business of Merita-NY, the Reporting Person is bound under the terms of the Restricted Sales Agreement to comply with these contractual restrictions. Such restrictions, however, may be waived with the consent of the chief executive officer of the Company, which shall not be unreasonably withheld. Unless terminated earlier by joint agreement of the Company and the Reporting Person, the Restricted Sales Agreement will terminate upon the sale of all of the Common Shares and Warrants held by the Reporting Person.

         Merita-NY (from the Shares Acquisition Date until the Merger Date) and Old NBF-NY (from the Merger Date until the Demerger Date) each sold Common Shares from time to time depending upon several factors including market conditions, Canadian and U.S. regulatory considerations and the contractual restrictions contained in the Restricted Sales Agreement. Similarly, since succeeding to the ownership of Old NBF's Common Shares, the Reporting Person has sold Common Shares from time to time depending upon the factors listed in the previous sentence. During the period which commenced on the 13D Filing Date and ended on the date of the filing of this Amendment to the Schedule 13D (such period, the "Amendment Period"), Merita-NY, Old NBF-NY and the Reporting Person (collectively, "Merita/Old NBF/NBF-NY") sold a collective total of 11,851,700 Common Shares.(2) The Reporting Person currently intends to continue disposing of additional Common Shares consistent with its past practice and has no current intention of increasing its beneficial ownership of Common Shares.

         Neither Merita-NY nor Old NBF-NY disposed of any of the Warrants acquired by Merita-NY on the Shares Acquisition Date. The Reporting Person, however, has disposed of all such Warrants through the following two transactions: (i) on February 7, 2002, the Reporting Person sold 3,000,000 Warrants at a price per Warrant of $0.006 to Mr. Victor Peters,(3) and (ii) on the Warrant Expiration Date (i.e., February 7, 2002), the Reporting Person returned all of its remaining Warrants to the Company for cancellation.(4) The Reporting Person no longer beneficially owns any Warrants and has no current intention to acquire any Warrants in the future.

         In order to facilitate the Company's efforts to secure additional financing during the Amendment Period, Merita-NY entered into a securities lending arrangement whereby it made available freely trading Common Shares to a third party investor whose Common Shares (such Common Shares, "Restricted Common Shares") were subject to a hold period under applicable securities laws and the rules of the Toronto Stock Exchange (the "TSE"). Specifically, on May 25, 2001, Merita-NY entered into a Securities Lending Agreement (the "Securities Lending Agreement") with Mats Saljstam ("Saljstam") and Saljstams Fastighets AB (together with Saljstam, the "Borrowers"), pursuant to which Merita-NY made available to the Borrowers a credit facility consisting of 3,299,800 freely tradable Common Shares. From May 25, 2001 until May 25, 2002 - the date on which the credit facility and the Securities Lending Agreement were terminated - a total number of 3,299,800 Common Shares were borrowed under the facility (such Common Shares, the "Loaned Shares").(5) A copy of the Securities Lending Agreement is attached hereto as Exhibit E.


---------------------
2 Information regarding each sale of Common Shares by Merita/Old NBF/NBF-NY during the Amendment Period, is set forth in Exhibit D attached hereto.

3 The Reporting Person sold the Warrants for cash denominated in Canadian currency at a price per Warrant of Cdn$0.01. Conversion of the sale price, from Canadian to U.S. dollars, is based on the noon buying rate of 1.6037 Cdn$/US$ on February 7, 2002 as reported by the Federal Reserve Bank of New York.

4 On the Warrant Expiration Date, the Company re-priced its outstanding Warrants from Cdn$0.57 to Cdn$0.33 and extended the maturity date of such Warrants by up to one year. By virtue of the fact that the Reporting Person is deemed an "insider" of the Company for purposes of Toronto Stock Exchange rules, however, it was not eligible to benefit from the repricing and extension. Accordingly, as described in a press release of the Company dated, January 16, 2002, and a resolution of the Warrant holders of the Company adopted on January 17, 2002, the Reporting Person was required to surrender its Warrants on the Warrant Expiration Date.

5 The number of Common Shares lent by Merita/Old NBF/NBF-NY in each drawdown under the facility and the corresponding date of each such drawdawn was as follows: 1,574,950 on May 25, 2001, 1,149,900 on December 3, 2001 and
     574,950 on May 14, 2002. In accordance with the terms of the Securities Lending Agreement, concurrently with each such drawdown of Loaned Shares, the Borrowers pledged a corresponding equal number of Restricted Common Shares to Merita/Old NBF/NBF-NY as security for such Loaned Shares (such Shares, the "Pledged Shares").

     Under the terms of the Securities Lending Agreement, (i) the Borrowers were vested with all rights of ownership of the Loaned Shares, and (ii) Merita/Old NBF/NBF-NY was vested with all rights of ownership of the Pledged Shares.

---------------------

         Except as indicated in this Amendment to the Schedule 13D, the Reporting Person and the persons named in Exhibit A to this Amendment have not formulated any plans or proposals which relate to or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of
Schedule 13D."

Item 5. Interest in Securities of the Company.

         Item 5 is hereby amended to read in its entirety as follows:

         "(a-b) The Reporting Person directly beneficially owns 4,162,300 Common Shares.

The following information is being provided with respect to the Reporting Person's beneficial ownership of the Common Shares:

     (i)   Amount Beneficially Owned:                                  4,162,300

     (ii)  Percent of Class:                                                0.0%

     (iii) Number of Common Shares as to which such person has:

           o  sole power to vote or to direct the vote                 4,162,300

           o  shared power to vote or direct the vote                          0

           o  sole power to dispose or to direct the disposition of    4,162,300

           o  shared power to dispose or to direct the disposition of          0


         To the best knowledge of the Reporting Person, and except as described in this Amendment to the Schedule 13D, neither the Reporting Person nor any of the persons listed in Exhibit A beneficially own any securities of the Company.

         (c) See Exhibit D attached hereto, which is incorporated herein by reference, setting out certain information with respect to transactions in Common Shares during the Amendment Period. The dispositions were effected on the TSE by Groome, acting as agent for Merita/Old NBF/NBF-NY, pursuant to the Restricted Sales Agreement.

         To the best knowledge of the Reporting Person, and except as described in Item 4 of this Amendment to the Schedule 13D, neither the Reporting Person nor any person named in Exhibit A has effected any transactions in any securities of the Company during the past sixty days.

         (d) Not applicable.

         (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on November 25, 2002."

Item 7. Material to be filed as Exhibits.

         Item 7 is hereby amended to read in its entirety as follows:


          "A   Management Committee of Nordea Bank Finland Plc, New York Branch

          B    Debt Conversion Agreement

          C    Restrictions on Sales Agreement

          D Transactions in Common Shares Effected by Groome on Behalf of the Reporting Person

          E    Securities Lending Agreement"

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2003



Nordea Bank Finland Plc, New York Branch


By: /s/ Charles Lansdown
    --------------------------------------
    Name:  Charles Lansdown
    Title: Senior Vice President

                                   EXHIBIT A
                                   ---------

        Management Committee of Nordea Bank Finland Plc, New York Branch
        ----------------------------------------------------------------

Set forth below are the names, titles, business addresses, principal occupations and citizenship of members of the Management Committee of Nordea Bank Finland Plc, New York Branch.

Name and Citizenship                  Principal Occupation and Business Address
--------------------                  -----------------------------------------


Mick Ankjaer                                   Vice President
Denmark                                        Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Gerald Chelius                                 Senior Vice President - Credit
U.S.A.                                         Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Juan Ducali                                    First Vice President
Spain                                          Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Kren Holm Jorgensen                            Senior Vice President
Denmark                                        Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


William Johnson                                Senior Vice President
U.S.A.                                         Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Charles Lansdown                               Senior Vice President
U.S.A.                                         Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Martin Lunder                                  Senior Vice President
U.S.A.                                         Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Tore Nag                                       General Manager
Norway                                         Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022


Colin Williams-Hawkes                          Senior Vice President
U.K.                                           Nordea Bank Finland Plc
                                               437 Madison Avenue
                                               New York, NY 10022

                                    EXHIBIT B
                                    ---------


                            BATTERY TECHNOLOGIES INC.



                                      -and-


                                 MERITA BANK PLC




                           ---------------------------
                            DEBT CONVERSION AGREEMENT
                           ---------------------------

                               Table of Contents

                                                                           Page
                                   Article 1.
                               CONVERSION OF DEBT

 1.1.    Conversion of Debt.................................................3

 1.2.    Issue of Units.....................................................3

 1.3.    Effect of Conversion of Debt.......................................3

 1.4.    Release of Liabilities, Obligations and Responsibilities...........4

 1.5.    Discharge of Security..............................................4

                           Article 2.
                 REPRESENTATIONS AND WARRANTIES

 2.1.     By the Parent.....................................................4

          2.1.1.   Incorporation and Status.................................4

          2.1.2.   Corporate Power and Due Authorization....................4

          2.1.3.   No Contravention.........................................4

          2.1.4.   Approvals and Consents...................................4

 2.2.     By the Lender.....................................................5

          2.2.1.   Due Incorporation........................................5

          2.2.2.   Corporate Power and Due Authorization....................5

          2.2.3.   No Contravention.........................................5

          2.2.4.   Approvals and Consents...................................5

          2.2.5.   Assignment or Transfer...................................5

          2.2.6.   Acquiring Units as Principal.............................5

                           Article 3.
                         GENERAL MATTERS

 3.1.    Assignment.........................................................5

 3.2.    Further Assurances.................................................5

 3.3.    Counterparts.......................................................6

 3.4.    Governing Law......................................................6

 3.5.    Benefits of Borrower...............................................6

                            DEBT CONVERSION AGREEMENT

                  THIS AGREEMENT is made as of the 29th day of January, 2001,

B E T W E E N:

                                      BATTERY TECHNOLOGIES INC. a corporation
                                      incorporated under the laws of Ontario
                                      (the "Parent")

                                      -and-

                                      MERITA BANK PLC, a Finnish banking
                                      corporation acting through its New
                                      York branch (the "Lender")


RECITALS:

A. The Lender, Battery Technologies (International) Limited (the "Borrower") and the Parent entered into a Credit Agreement, dated as of January 17, 1994 (the "Credit Agreement"), pursuant to which the Lender agreed to make to the Borrower a multiple drawdown term loan consisting of a U.S. dollar denominated loan and a Canadian dollar denominated loan;

B. The Lender, the Borrower and the Parent entered into a First Amendment to the Credit Agreement, dated as of December 31, 1994, a Second Amendment, dated as of March 21, 1997, a Third Amendment, dated as of April 17, 1998, and a Fourth Amendment, dated as of January 1, 1999 (the Credit Agreement, as so amended is referred to collectively as the "Amended Credit Agreement");

C. As at the date of this agreement, the Borrower owes to the Lender $8,482,958.56, including accrued and unpaid interest, under the Amended Credit Agreement (the "Loan Amount");

D. The Parent has guaranteed the payment of amounts owing by the Borrower to the Lender under the Amended Credit Agreement pursuant to a Guarantee and Suretyship Agreement given by the Parent in favour of the Lender, dated as of January 17, 1994 (the "Guarantee"), and as confirmed by a Confirmation of Guarantee of the Parent, dated as of March 31, 1997 (the "Confirmation of Guarantee");

E. The Parent has entered into a General Security Agreement (the "General Security Agreement") with the Lender, dated as of March 31, 1997, pursuant to which the Parent granted to the Lender a security interest (the "Security Interest") in all of its assets to secure performance of its obligations to the Lender under the Guarantee;

F. The Borrower has entered into an Assignment of License, Royalties and Profits (the "Assignment of License"), dated as of January 17, 1994, in favour of Kansallis-Osake-Pankki, a Finish banking corporation which merged with the Union Bank of Finland to form the Lender, pursuant to which the Borrower granted an assignment and transfer of its license rights, and the right to collect and receive royalties and profits, under the Technology License and Service Agreement, dated as of June 1, 1991, between the Borrower and Rayovac Corporation;

G. The Parent has entered into an Assignment of Accounts Receivable (the "Assignment of Accounts Receivable"), dated as of March 31, 1997, in favour of the Lender, pursuant to which the Parent granted to the Lender an assignment and transfer of all of its present and future accounts, choses in action, and other intangibles and the proceeds thereof and a hypothec and charge to and in favour of the Lender of all its present and future chattel paper, documents of title, instruments, money and securities and the proceeds thereof and a security interest in such collateral as security for the performance of its obligations to the Lender (collectively, the "Assignment Security Interest");

H. Under a final prospectus dated December 8, 2000 (the "Prospectus"), the Parent offered to the public a minimum of 1,923,077 units ("Units") and a maximum of 9,615,385 Units, each Unit consisting of one Common Share (a "Common Share") and one Common Share Purchase Warrant (a "Warrant", each whole Warrant entitling the holder to acquire one Common Share at $0.57) at a price of $0.52 (the "Issue Price") per Unit (the "Offering"), except that investors who purchase the first 1,923,077 Units will receive 1.25 Warrants, as will the Lender pursuant to the terms of this Agreement; and

I. Pursuant to the Prospectus, the Lender has agreed, conditional upon the closing of the Offering, to convert the Loan Amount for Units at the Issue Price.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                   ARTICLE 1.
                                   ----------
                               CONVERSION OF DEBT
                               ------------------

1.1.     Conversion of Debt
         ------------------

                  The Lender hereby converts the Loan Amount, with effect from the closing of the Offering, for 16,313,382 Common Shares and 20,391,728 Warrants (comprising 16,313,382 Units) (the "Merita Units") at the Issue Price (the "Conversion of Debt").

1.2.     Issue of Units
         --------------

                  In consideration of the Conversion of Debt set out above, the Parent hereby issues to the Lender, pursuant to the Prospectus, the Merita Units.

1.3.     Effect of Conversion of Debt
         ----------------------------

                  The parties agree that, and also for the benefit of the Borrower that, the effect of the Conversion of Debt is that the Loan Amount and any other indebtedness, liability or obligation owing by the Borrower to the Lender under the Amended Credit Agreement are hereby considered to be repaid in full by the Borrower.

1.4.     Release of Liabilities, Obligations and Responsibilities
         --------------------------------------------------------

                  The Parties hereby cancel and terminate concurrently with the Conversion of Debt, each of the (i) Amended Credit Agreement, (ii) Guarantee,
(iii) Confirmation of Guarantee, (iv) General Security Agreement, (v) Assignment of License, (vi) Assignment of Accounts Receivable and (vii) any and all other agreement made between the Parent and the Lender or the Borrower and the Lender other than this agreement (collectively, the "Agreements"); the Lender unconditionally and irrevocably releases and discharges the Parent and the Borrower in respect of the Security Interest, the Assignment Security Interest and any other security granted by the Parent or the Borrower to the Lender; and the Lender agrees and acknowledges that the Parent and Borrower will cease to have any liabilities, obligations or responsibilities to the Lender.

1.5.     Discharge of Security
         ---------------------

                  At the Parent's request (and expense), the Lender will take such actions and execute and deliver such termination statements and other documents as the Parent reasonably requests by written notice to the Lender in order to discharge any security interests or other charges and to release the Parent's collateral from any such security interests and in any other respect to give effect to the release and discharge contemplated in this Agreement.

                                   ARTICLE 2.
                                   ----------
                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

2.1.     By the Parent
         -------------

         The Parent represents and warrants to the Lender as follows:

                  2.1.1. Incorporation and Status. The Parent is duly incorporated and organized and is validly existing under its jurisdiction of incorporation.

                  2.1.2. Corporate Power and Due Authorization. The Parent has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent and is a valid and binding obligation of it, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

                  2.1.3. No Contravention. None of the entering into this Agreement, the Conversion of the Debt and the performance by the Parent of its obligations under this Agreement will contravene, breach or result in any default under the article or by-laws of the Parent, any mortgage, lease, agreement or other legally binding instrument, any license, permit, judgment or any statute, regulation, order, decree or law to which it is a party or by which it may be bound.

                  2.1.4. Approvals and Consents. No authorization, consent or approval of, or filing with or notice to, any governmental agency, regulatory body, court or other Person is required in connection with the execution, delivery or performance of this Agreement by the Parent or in connection with the Conversion of Debt.

2.2.     By the Lender
         -------------

         The Lender represents and warrants to the Parent as follows:

                  2.2.1. Due Incorporation. The Lender is a Finnish banking corporation acting through its New York branch and is duly incorporated and organized and is validly existing under its jurisdiction of incorporation.

                  2.2.2. Corporate Power and Due Authorization. The Lender has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. This Agreement has been duly authorized, executed and delivered by the Lender and is a valid and binding obligation of it, enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

                  2.2.3. No Contravention. None of the entering into of this Agreement, the Conversion of the Debt and the performance by the Lender of its obligations under this Agreement will contravene, breach or result in any default under the articles of by-laws of the Lender, any mortgage, lease, agreement or other legally binding instrument, any license, permit, judgment or any statute, regulation, order, decree or law to which it is a party or by which it may be bound.

                  2.2.4. Approvals and Consents. No authorization, consent or approval of, or filing with or notice to, any governmental agency, regulatory body, court or other person is required in connection with the execution, delivery or performance of this Agreement by the Lender or in connection with the Conversion of Debt.

                  2.2.5. Assignment or Transfer. The Lender has not assigned its interest in, or transferred any of its rights under, the Agreements to any other person and no person has any rights under the Agreements through the Lender.

                  2.2.6. Acquiring Units as Principal. The Lender is accepting the Units as principal and not for the benefit of any other person, and not with a view to the resale or distribution of any of the Units.

                                   ARTICLE 3.
                                   ----------
                                 GENERAL MATTERS
                                 ---------------

3.1.     Assignment
         ----------

         Except with the written consent of the other parties, no party may assign its rights or benefits under this agreement.

3.2.     Further Assurances
         ------------------

         Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this agreement.

3.3.     Counterparts
         ------------

         This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. A copy of this Agreement executed by any party and transmitted by facsimile shall be binding upon the parties as an original executed and delivered in person.

3.4.     Governing Law
         -------------

         This Agreement is governed by the laws of Ontario and the federal laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Merita hereby attorns to the exclusive jurisdiction of the courts of Ontario.

3.5.     Benefits of Borrower
         --------------------

         The Lender constitutes the Parent as trustee of the Borrower for the benefit of the agreements, releases and acknowledgements contained in this Agreement and agrees that the Parent may enforce them on behalf of the Borrower.

                  IN WITNESS WHEREOF the parties have executed this Agreement.

                            BATTERY TECHNOLOGIES INC.


                            by: /s/ LORNA EATON
                                ------------------------------


                            by:
                                ------------------------------



                            MERITA BANK PLC


                            by: /s/ ANDREW CARSTENSEN
                                ------------------------------

                            by: /s/ HENRIK BRINK
                                ------------------------------

                                    EXHIBIT C
                                    ---------



                         RESTRICTIONS ON SALES AGREEMENT

           THIS AGREEMENT is made as of the 29th day of January, 2001,

B E T W E E N:

                               BATTERY TECHNOLOGIES INC. a corporation
                               incorporated under the laws of Ontario ("BTI")

                               - and -

                               GROOME CAPITAL. COM INC., a corporation
                               incorporated under the laws of [Ontario]
                               ("Groome")

                               - and -

                               MERITA BANK PLC, a Finnish banking corporation acting through its New York branch (the "Merita")

RECITALS:

A. Concurrently with the execution of this agreement, Merita converted all amounts owing to it by BTI into 16,313,382 units of BTI ("Merita Units") consisting of one BTI common share (a "Common Share") and 1.25 BTI Common Share Purchase Warrants ("Warrants"), with each whole Warrant entitling the holder to purchase one Common Share at $0.57 until February 7, 2002.

B. In order to ensure that sales of the Merita Units can be made in an orderly manner without undue disruption to the market in BTI's Common Shares, Merita has agreed to limitations on its ability to sell the Common Shares and Common Shares underlying the Warrants comprising the Merita Units (collectively, the "Merita Shares").

C. Groome has agreed to act as agent to Merita in the orderly liquidation of the Merita Shares.

NOW THEREFORE in consideration of the conversion of the amounts owing to Merita into Merita Units and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows.

1.   Deposit of Merita Units with Groome
     -----------------------------------

         Merita hereby retains Groome as its agent to sell the Units and, for that purpose, deposits the Merita Units with Groome and undertakes to forthwith establish an account with Groome. The account maintained by Groome on behalf of Merita shall be operated in accordance with the standard account agreement entered into from time to time by Groome with its customers; provided that, in the event of a conflict between this Agreement and such account agreement, the terms of this Agreement shall govern.

2.   Restrictions on Sale of Merita Shares
     -------------------------------------

         Groome agrees to act as agent of Merita and to sell Merita Shares from time to time on the instructions of Merita. Notwithstanding the foregoing:

     (a) in no event will Merita sell more than 1,529,380 Merita Shares in any 30 consecutive day period; and

     (b) Merita shall use its best efforts to ensure that such sales do not account for more than approximately 20% of market volume in any five-trading day period,

without the consent of the chief executive officer of BTI, which will not be unreasonably withheld. In considering whether to grant consent, BTI will take into account the number of Common Shares traded on the Toronto Stock Exchange and other factors that may affect the market for the Common Shares. Furthermore, Merita agrees not to sell any Merita Shares until March 7,2001.

         These restrictions are in addition to any other restrictions on the sale of the Merita Shares to which Merita may be subject under applicable law. In particular, but without limitation to the foregoing, Merita represents, warrants and covenants to Groome that it will comply with any applicable securities legislation, order, rule or policy statements concerning the Merita Shares, and that it shall not sell, offer or otherwise transfer the Merita Shares except in compliance with applicable securities laws.

3.   Term
     ----

         This Agreement ("Agreement') will terminate upon the sale of all Merita Shares, unless terminated earlier by joint agreement of BTI and Merit.

4.   Entire Agreement
     ----------------

         The provisions herein contained constitute the entire agreement between the parties hereto and supersede all previous communications, representations, warranties, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

5.   Counterparts
     ------------

         This Agreement may be executed in counterparts and may be executed by facsimile, all of which when taken together shall be deemed to be one and the same document.

6.   Enurement
     ---------

         This Agreement shall entire to the benefit of and be binding upon the parties hereto, their successors and assigns.

7.   Governing Law
     -------------

         This agreement will be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and the parties submit to the non-exclusive jurisdiction of the courts of Ontario.

         IN  WITNESS WHEREOF the parties have executed this Agreement.

                                               BATTERY TECHNOLOGIES INC.


                                               by: /s/ J. BRUCE POPE
                                                   -----------------------------


                                               by:
                                                   -----------------------------


                                               GROOME CAPITAL.COM


                                               by: /S/ DONALD PAGE
                                                   -----------------------------


                                               by:
                                                   -----------------------------


                                               MERITA BANK PLC


                                               by: /s/ ANDREW CARSTENSEN
                                                   -----------------------------


                                               by: /s/ JOSEPH A. CICCOLINI
                                                   -----------------------------

                                    EXHIBIT D
                                    ---------


       Dispositions Effected by Groome on Behalf of Merita-NY, Old NBF-NY
                            or the Reporting Person
                            -----------------------

Date                         Number of Shares        Price (U.S.$ per share)
----                         ----------------        -----------------------

11/20/01                     17,500                    $0.1992
11/21/01                     8,000                     $0.1873
11/22/01                     478,500                   $0.2121
11/23/01                     172,000                   $0.1919
11/26/01                     21,000                    $0.1874
11/28/01                     25,000                    $0.1892
12/31/01                     14,000                    $0.1884
01/07/02                     58,500                    $0.1899
01/08/02                     208,900                   $0.2025
01/09/02                     267,500                   $0.2318
01/10/02                     68,000                    $0.2072
01/11/02                     30,000                    $0.2003
01/14/02                     22,500                    $0.2003
01/15/02                     26,700                    $0.1977
01/16/02                     39,000                    $0.1948
01/17/02                     14,000                    $0.1947
01/18/02                     10,000                    $0.1922
01/21/02                     16,900                    $0.1922
01/22/02                     10,000                    $0.1896
01/23/02                     5,000                     $0.1870
03/18/02                     247,400                   $0.1931
03/19/02                     79,500                    $0.1909
03/21/02                     17,500                    $0.1898
03/22/02                     1,000                     $0.1903
03/25/02                     16,000                    $0.1892
03/27/02                     190,000                   $0.1855
03/28/02                     96,000                    $0.1882
04/01/02                     37,000                    $0.1876
04/02/02                     179,000                   $0.1948
04/03/02                     20,000                    $0.1888
06/17/02                     50,000                    $0.0969
06/18/02                     25,000                    $0.0945
06/19/02                     30,000                    $0.0873
06/20/02                     60,000                    $0.0891
06/21/02                     20,000                    $0.0870
06/24/02                     10,000                    $0.0857
06/25/02                     23,500                    $0.0866
06/26/02                     32,000                    $0.0793
06/27/02                     12,000                    $0.0819
06/28/02                     27,000                    $0.0804
07/02/02                     20,000                    $0.0852
07/03/02                     2,000                     $0.0850
07/04/02                     13,000                    $0.0800
07/05/02                     60,000                    $0.0763
07/09/02                     15,000                    $0.0759
07/09/02                     40,000                    $0.0792
07/10/02                     9,000                     $0.0822
07/11/02                     20,000                    $0.0821
07/12/02                     60,000                    $0.0817
07/15/02                     15,000                    $0.0834
07/16/02                     29,800                    $0.0847
07/17/02                     3,500                     $0.0812
07/18/02                     40,000                    $0.0802
07/19/02                     20,000                    $0.0845
07/22/02                     22,000                    $0.0739
07/23/02                     55,000                    $0.0703
07/24/02                     22,500                    $0.0761
07/25/02                     46,000                    $0.0731
07/30/02                     25,000                    $0.0699
07/30/02                     25,000                    $0.0699
07/31/02                     30,000                    $0.0694
08/01/02                     40,000                    $0.0693
08/02/02                     35,000                    $0.0715
08/06/02                     46,500                    $0.0719
08/07/02                     7,000                     $0.0696
08/08/02                     40,000                    $0.0695
08/09/02                     30,000                    $0.0700
08/12/02                     60,000                    $0.0656
08/13/02                     25,000                    $0.0639
08/14/02                     30,000                    $0.0671
08/15/02                     12,500                    $0.0674
08/16/02                     30,000                    $0.0673
08/19/02                     30,000                    $0.0668
08/20/02                     30,000                    $0.0668
08/21/02                     68,000                    $0.0728
08/22/02                     38,000                    $0.0714
08/23/02                     20,000                    $0.0675
08/26/02                     25,000                    $0.0674
08/27/02                     18,500                    $0.0676
08/28/02                     20,000                    $0.0673
08/29/02                     8,000                     $0.0673
08/30/02                     51,000                    $0.0675
09/03/02                     5,000                     $0.0675
09/04/02                     21,500                    $0.0670
09/05/02                     35,000                    $0.0670
09/06/02                     27,000                    $0.0671
09/10/02                     45,000                    $0.0646
09/11/02                     30,000                    $0.0634
09/17/02                     38,000                    $0.0633
09/18/02                     10,000                    $0.0632
09/20/02                     368,000                   $0.0833
09/23/02                     300,000                   $0.0872
09/24/02                     168,000                   $0.0798
09/25/02                     50,000                    $0.0822
09/26/02                     110,000                   $0.0745
09/30/02                     39,000                    $0.0724
09/30/02                     40,000                    $0.0725
10/01/02                     60,000                    $0.0636
10/02/02                     41,500                    $0.0646
10/03/02                     70,000                    $0.0607
10/04/02                     20,000                    $0.0627
10/08/02                     28,000                    $0.0628
10/09/02                     25,000                    $0.0628
10/10/02                     25,000                    $0.0628
10/15/02                     100,000                   $0.0670
10/16/02                     207,000                   $0.0650
10/17/02                     100,000                   $0.0676
10/18/02                     100,000                   $0.0636
10/21/02                     50,000                    $0.0638
10/23/02                     200,000                   $0.0638
10/24/02                     100,000                   $0.0663
10/28/02                     110,000                   $0.0655
10/28/02                     120,000                   $0.0688
10/29/02                     70,500                    $0.0647
10/30/02                     31,000                    $0.0639
10/31/02                     25,000                    $0.0641
11/01/02                     25,000                    $0.0642
11/04/02                     100,000                   $0.0643
11/05/02                     64,000                    $0.0643
11/07/02                     143,500                   $0.0644
11/08/02                     50,000                    $0.0639
11/08/02                     148,500                   $0.0639
11/11/02                     28,000                    $0.0639
11/14/02                     400,000                   $0.0635
11/18/02                     1,500,000                 $0.0954
11/19/02                     1,500,000                 $0.0717
11/19/02                     400,000                   $0.0763
11/20/02                     255,000                   $0.0733
11/22/02                     245,000                   $0.0759
11/22/02                     100,000                   $0.0777
11/25/02                     150,000                   $0.0720
11/26/02                     50,000                    $0.0732



                 Conversion of Sale Prices to Canadian Dollars:
                 ----------------------------------------------

The Reporting Person sold the Common Shares for cash denominated in Canadian currency in all the transactions reported in this Amendment to the Schedule 13D. Conversion of the sales price for each of the transactions, from Canadian to U.S. dollars, is based on the noon buying rates set out in the following table as reported by the Federal Reserve Bank of New York.

Date                                    Noon Buying Rate of One American Dollar
----                                    ---------------------------------------

11/20/01                                1.5933
11/21/01                                1.6018
11/22/01                                ND
11/23/01                                1.5981
11/26/01                                1.6005
11/28/01                                1.5853
12/31/01                                1.5925
01/07/02                                1.5981
01/08/02                                1.5949
01/09/02                                1.5965
01/10/02                                1.6012
01/11/02                                1.5975
01/14/02                                1.5974
01/15/02                                1.5899
01/16/02                                1.5945
01/17/02                                1.6110
01/18/02                                1.6128
01/21/02                                ND
01/22/02                                1.6084
01/23/02                                1.6040
03/18/02                                1.5880
03/19/02                                1.5842
03/21/02                                1.5808
03/22/02                                1.5767
03/25/02                                1.5858
03/27/02                                1.5938
03/28/02                                1.5940
04/01/02                                1.5995
04/02/02                                1.5934
04/03/02                                1.5890
06/17/02                                1.5474
06/18/02                                1.5443
06/19/02                                1.5415
06/20/02                                1.5319
06/21/02                                1.5232
06/24/02                                1.5166
06/25/02                                1.5218
06/26/02                                1.5211
06/27/02                                1.5108
06/28/02                                1.5190
07/02/02                                1.5263
07/03/02                                1.5290
07/04/02                                ND
07/05/02                                1.5247
07/09/02                                1.5145
07/10/02                                1.5203
07/11/02                                1.5223
07/12/02                                1.5299
07/15/02                                1.5365
07/16/02                                1.5347
07/17/02                                1.5399
07/18/02                                1.5440
07/19/02                                1.5386
07/22/02                                1.5562
07/23/02                                1.5779
07/24/02                                1.5765
07/25/02                                1.5725
07/30/02                                1.5735
07/31/02                                1.5845
08/01/02                                1.5867
08/02/02                                1.5885
08/06/02                                1.5935
08/07/02                                1.5807
08/08/02                                1.5818
08/09/02                                1.5725
08/12/02                                1.5739
08/13/02                                1.5658
08/14/02                                1.5657
08/15/02                                1.5583
08/16/02                                1.5609
08/19/02                                1.5715
08/20/02                                1.5716
08/21/02                                1.5586
08/22/02                                1.5566
08/23/02                                1.5563
08/26/02                                1.5575
08/27/02                                1.5523
08/28/02                                1.5599
08/29/02                                1.5598
08/30/02                                1.5585
09/03/02                                1.5545
09/04/02                                1.5663
09/05/02                                1.5672
09/06/02                                1.5637
09/10/02                                1.5737
09/11/02                                1.5770
09/17/02                                1.5791
09/18/02                                1.5835
09/20/02                                1.5730
09/23/02                                1.5845
09/24/02                                1.5856
09/25/02                                1.5812
09/26/02                                1.5769
09/30/02                                1.5863
10/01/02                                1.5863
10/02/02                                1.5855
10/03/02                                1.5903
10/04/02                                1.5943
10/08/02                                1.5935
10/09/02                                1.5933
10/10/02                                1.5916
10/15/02                                1.5857
10/16/02                                1.5840
10/17/02                                1.5725
10/18/02                                1.5723
10/21/02                                1.5682
10/23/02                                1.5685
10/24/02                                1.5610
10/28/02                                1.5607
10/29/02                                1.5632
10/30/02                                1.5677
10/31/02                                1.5610
11/01/02                                1.5580
11/04/02                                1.5562
11/05/02                                1.5563
11/07/02                                1.5528
11/08/02                                1.5644
11/11/02                                ND
11/14/02                                1.5748
11/18/02                                1.5903
11/19/02                                1.5853
11/20/02                                1.5840
11/22/02                                1.5804
11/25/02                                1.5735
11/26/02                                1.5720

                                    EXHIBIT E
                                    ---------

                           SECURITIES LENDING AGEEMENT

                  THIS AGREEMENT is made as of May 25, 2001,

BETWEEN:
                      MATS SALJSTAM, of Oskarshamn, Sweden

                      ("Saljstam")

                      -and-

                      SALJSTAMS FASTIGHETS AB, a corporation
                      incorporated under the laws of Sweden

                      ("Holdco")

                      -and-

                      MERITA BANK PLC, a Finnish banking corporation acting through its New York branch

                      (the "Lender")
RECITALS:

A. Concurrently with the execution of this agreement, Saljstam and Holdco (the "Borrowers") sold 100% of the shares of Dema and Demacell AB (collectively, the "Dema Group") to Battery Technologies Inc. ("BTI") for a total consideration of 5,299,800 common shares in the capital of BTI ("BTI Shares"), of which 1,574,950 BTI Shares will be delivered to the Borrowers on the date hereof (the "Closing Shares"). The remaining 3,724,850 BTI Shares (the "Escrowed Shares") will be deposited in escrow with CIBC Mellon Trust Company (the "Escrow Agent") and released to the Borrowers in accordance with an agreement (the "Escrow Agreement") dated the date hereof between BTI, Saljstam, Holdco, the Lender and the Escrow Agent.

B. 1,724,850 of the Escrowed Shares (the "Toshiba Shares") will be released from escrow to Holdco in three equal instalments of 574,950 Toshiba Shares within five business days of the dates that are three, six and nine months from the date hereof (the "Toshiba Release Dates") provided that Saljstam remains continuously employed by the Dema Group from the date hereof to the applicable Toshiba Release Date and that the Dema Group's commercial relationship with Toshiba Battery Co. Ltd. from the date hereof up to and including the applicable Toshiba Release Date remains intact and on terms and conditions that are no less favourable than those in effect as of May 4, 2001 (the "Toshiba Release Conditions").

C. The Closing Shares and the Toshiba Shares may be subject to securities laws hold periods and therefore may not be immediately freely tradable on The Toronto Stock Exchange (the "TSE").

D. As of the date hereof, the Lender holds 16,014,000 freely tradable BTI Shares. These shares are subject to contractual limitations on their sale pursuant to an agreement between the Lender, BTI and Groome Capital.com Inc. (the "Restrictions on Sales Agreement").

E. The Lender is willing to make available to the Borrower a credit facility consisting of a portion of its BTI Shares equal to the sum of the Closing Shares and the Toshiba Shares (3,299,800 BTI Shares), the redelivery of which to the Lender is to be secured by a pledge of the Closing Shares and the Toshiba Shares in favour of the Lender, and BTI has consented to the Lender making such shares available to the Borrower notwithstanding the terms and conditions of the Restrictions on Sales Agreement.

NOW THEREFORE in consideration of the closing of the Dema Group acquisition by BTI and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.   Credit Facility
     ---------------

         Subject to the terms and conditions of this agreement, the Lender hereby establishes a credit facility (the "Facility") in favour of the Borrowers consisting of 3,299,800 freely tradable BTI Shares.

2.   Security
     --------

         As security for redelivery of BTI Shares borrowed under the Facility from time to time, the Borrowers hereby grant to the Lender a first priority continuing security interest (the "Security Interest") in, and a pledge of, that number of Closing Shares and Toshiba Shares equal to the number of BTI Shares drawn under the Facility (the "Pledged Shares", which includes any substitutions or additions to, or proceeds on the Pledged Shares arising out of any consolidation, subdivision, reclassification, stock dividend or similar increase or decrease in, or alteration to, the capital of BTI). The Borrowers will deliver to the Lender Pledged Shares, accompanying stock transfers executed in blank and confirmation of pledge substantially in the form attached as Schedule A (a "Confirmation of Pledge") concurrently with each borrower under the Facility. The Security Interest will attach upon the transfer of any shares borrowed by the Borrowers under this agreement (the "Borrowed Shares", which includes any substitutions, additions to, or proceeds on, the Borrowed Shares arising out of any consolidation, subdivision, reclassification, stock dividend or similar increase or decrease in, or alternation to, the capital of BTI) by the Lender to the Borrowers and will cease upon the transfer of the Borrowed Shares back to the Lender.

         The Lender will be required to segregate the Pledged Shares from all securities or other assets in its possession. The Lender is prohibited from pledging, repledging, hypothecating, rehypothecating, lending, relending, selling or otherwise transferring the Pledged Shares, or re-registering any such Pledged Shares evidenced by physical certificates in any name other than the Borrowers.

         The Borrowers shall at their own expense do, execute, acknowledge and deliver or cause to de done, executed, acknowledged and delivered all such further acts, security agreements, pledges, charges, assignments, hypothecs, powers of attorney and assurances (including instruments supplemental or ancillary hereto) and such financing statements as the Lender may from time to time request to better assure and perfect its security in the Pledged Shares.

3.   Initial Advance
     ---------------

         The Borrowers will make an initial borrowing under the Facility on the date hereof of 1,574,950 BTI Shares (the "Initial Advance Shares") and the Lender will deliver to the Borrowers in accordance with their written direction share certificates representing the Initial Advance Shares. As security for the Initial Advance Shares, the Borrowers will simultaneously deliver to the Lender certificates representing the Closing Shares with accompanying stock transfers executed in blank and a confirmation of pledge substantially in the form attached as Schedule A.

4.   Deposit of Escrowed Facility Shares and Stock Powers
     ----------------------------------------------------

         On the date hereof, the Lender will deposit the remaining balance of the Facility of 1,724,850 freely tradable BTI Shares (represented by three share certificates each for 574, 950 BTI shares registered to Merita Bank Plc) along with corresponding stock transfers executed in blank with the Escrow Agent (the "Escrowed Facility Shares"), which will hold and deal with the Escrowed Facility Shares on the terms of the Escrow Agreement.

5.   Subsequent Borrowing
     --------------------

         The Borrowers may make subsequent borrowings under the Facility on each Toshiba Release Date provided that they first deliver to the Lender a written request and direction addressed to the Lender and countersigned by BTI (a "Borrowing Notice") (i) directing the Escrow Agent to release to the Borrowers the applicable number of Escrowed Facility Shares (which may not exceed the number of Toshiba Shares which the Borrowers are entitled to receive under the Escrow Agreement on the Toshiba Release Date), (ii) confirming that the Toshiba Release Conditions have been satisfied and (iii) directing the Escrow Agent to deliver to the Lender that number of Toshiba Shares equivalent to the number of Escrowed Facility Shares released under (i) above to the Borrowers, along with accompanying stock transfers executed in blank. On receipt of a valid Borrowing Notice, accompanied by a confirmation of pledge executed by the Borrowers substantially in the form attached as Schedule A, the Lender will countersign it and deliver it to the Escrow Agent and the parties shall cause the Escrow Agent to release the applicable number of Escrowed Facility Shares to the Borrower and simultaneously deliver the applicable number of Toshiba Shares to the Lender, in each case with the accompanying stock transfer powers executed in blank, pursuant to the terms and conditions of the Escrow Agreement. Any subsequent borrowing will be conditional on the (i) delivery to the Lender of a Confirmation of Pledge duly executed by the Borrowers and (ii) delivery by the Borrower(s) of Pledged Shares as collateral.

6.   Termination Date
     ----------------

         On the date that is one year from the date hereof (the "Termination Date"), the Borrowers shall transfer the Borrowed Shares to the Lender and the Lender shall simultaneously transfer the Pledged Shares to the Borrower, together with any additional documentation reasonably required by the Lender.

7.   Default and Enforcement
     -----------------------

         Each of the following events occurring in relation to the Borrowers shall be an event of default (the "Event of Default"):

               (a) if, as at the date hereof and at any time thereafter, any of the representations and warranties of either one or both of the Borrowers to the Lender in connection with the Facility set out in section 10 is incorrect in any material respect;

               (b)  (i)  the commencement by one or both Borrowers as debtor of any case or proceeding under any bankruptcy, insolvency, reorganization, liquidation, moratorium, dissolution, delinquency or similar law, or one or both Borrowers seeking the appointment or election of a receiver, conservator, trustee, custodian or similar official for such Borrower(s) or any substantial part of its or their property, or the convening of any meeting of creditors for purposes of commencing any such case of proceeding or seeking such an appointment or election,

                    (ii) the commencement of any such case or proceeding against one or both Borrowers, or another seeking such a appointment or election, or the filing against one or both Borrowers of an application for the protective decree under the provisions of the Securities Investor Protection Act of 1970 or any similar legislation of any other jurisdiction, which (x) is consented to or not timely contested by such Borrower(s), (y) results in the entry or an order for relief, such an appointment or election, the issuance of such a protective decree or the entry of an order having a similar effect, or (z) is not dismissed within 15 days;

                    (iii) the making by such one or both Borrowers of a general assignment for the benefit of creditors, or

                    (iv) the admission in writing by one or both Borrowers of
                         such Borrower's inability to pay its or their debts as they become due;

               (c)  if there is a change of control of Holdco;

               (d) if Holdco shall have its charter or articles, withdrawn, suspended or revoked by any applicable government or agency thereof; or

               (e) if either one or both of the Borrowers shall fail to perform any of their obligations hereunder or under the Escrow Agreement and such failure continues for a period of 30 days after the Lender has given notice to the Borrowers specifying the nature of the Event of Default and requesting it be remedied.

         Upon occurrence of any Event of Default, the Lender shall have the right, in addition and without prejudice to any other rights provided herein or under applicable law, at any time in its sole discretion, and without demand of performance or other demand, advertisement or notice of any kind to the Borrowers (except as may be required by law), to:

               (a) realize upon, or otherwise dispose of, or contract to dispose of, the Pledged Shares by sale, transfer, delivery or otherwise; and

               (b) direct the Borrowers to countersign a notice of the Event of Default to the Escrow Agent directing the Escrow Agent to release to the Lender all remaining Escrowed Facility Shares and accompanying stock transfers executed in blank.

         Upon the occurrence of an Event of Default, the Lender shall have the right, in addition to any other remedies provided herein, (a) to purchase a like amount of Borrowed Shares ("Replacement Securities") in the principal market for such Borrowed Shares in a commercially reasonable manner, (b) to sell any Pledged Shares in the principal market for such Pledged Shares in a commercially reasonable manner and (c) to apply and set off the Pledged Shares and any proceeds thereof against the payment of the purchase price for such Replacement Securities and any amounts due to the Lender under this agreement. In the event that the Lender shall exercise such rights, the Borrowers' obligations to return a like amount of the Borrowed Shares shall terminate. The Lender may similarly apply the Pledged Shares and any proceeds thereof to any other obligation of the Borrowers under this Agreement including the Borrowers' obligations with respect to distributions paid to the Borrowers (and not forwarded to the Lender) in respect of Borrowed Shares. However, in the event that (i) the purchase price of Replacement Securities (plus all other amounts, if any, due to the Lender hereunder) exceeds (ii) the amount of the Pledged Shares, the Borrowers shall not be liable to the Lender for the amount of such excess. The purchase price of Replacement Securities purchased under this paragraph shall include, and the proceeds of any sale of Pledged Shares shall be determined after deduction of, broker's fees and commissions and all other reasonable costs, fees and expenses related to such purchase or sale (as the case may be). In the event the Lender exercises its rights under this paragraph, the Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Securities or selling all or a portion of the Pledged Shares, to be deemed to have made, respectively, such purchase of Replacement Securities or sale of Pledged Shares for an amount equal to the price therefor on the date of such exercise obtained from a generally recognized source of the last bid quotation from such a source at the most recent close of trading.

         Unless otherwise agreed, the parties acknowledge and agree that (a) the Borrowed Shares and any Pledged Shares are of a type traded in a recognized market, (b) in the absence of a generally recognized source for prices or bid or offer quotations for any security, the Lender may establish the source therefore in its sole discretion, and (c) all prices and bid and offer quotations shall be increased to include accrued interest to the extent not already included therein (except to the extent contrary to market practice with respect to the relevant Shares).

         In addition to its rights hereunder, the Lender shall have any rights otherwise available to it under any other agreement or applicable law.

         In addition to all rights and remedies granted to it under the agreement, the Lender shall have all the rights and remedies of a secured party under the New York Uniform Commercial Code, as amended from time to time.

         No person dealing with the Lender or any agent of the Lender shall be required to determine (a) whether the Security Interest has become enforceable,
(b) whether the powers which such person is purporting to exercise have become exercisable, or (c) the propriety or regularity of any sale or other dealing by such person with any Pledged Shares. Any purchaser of Pledged Shares from the Lender or any agent of the Lender shall hold the Pledged Shares absolutely, free from any claim or right of whatever kind, including any equity of redemption, of the Borrowers, which the Borrowers specifically waive (to the fullest extent permitted by law) as against any such purchaser together with all rights of redemption, stay or appraisal which the Borrowers have or may have under any rule of law or statute now existing or hereafter adopted.

         The Lender agrees that other than its recourse to the Pledged Shares, it will not have any rights against any other property of the Borrowers, it being acknowledged that its recourse under this Agreement is solely to the Pledged Shares.

         All rights, powers and remedies of the Lender under this agreement may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Lender and any other rights, powers and remedies of the Lender however created or arising. No single or partial exercise by the Lender of any of the rights, powers and remedies under this agreement or under any other security now or hereafter held by the Lender shall preclude any other and further exercise of any other right, power or remedy pursuant to this agreement or any other security or at law, in equity or otherwise.

         The Lender shall not be liable for any exercise or any failure to exercise its rights, powers or remedies arising hereunder or otherwise, including, without limitation, taking possession of, collecting, enforcing, realizing, selling or otherwise disposing of, preserving or protecting the collateral, or taking any steps or proceedings for any such purposes or any failure to do any of the foregoing.

8.   Voting Rights and Dividends; Distributions
     ------------------------------------------

         Until an Event of Default under this agreement has occurred and the Lender has given notice to the Borrower of its intent to exercise its rights hereunder, and as between the Borrowers and the Lender, the Borrowers shall have all incidents of ownership of the Borrowed Shares, including the right to transfer them to third parties and to vote the Borrowed Shares. The Lender hereby waives the right to vote or to provide any consent or take any other action with respect to the Borrowed Shares if the record date or deadline for such vote, consent or other action falls prior to the Termination Date or the date of any Event of Default. The Borrowers shall be entitled to receive all distributions (including cash and all other property, stock dividends, securities received as a result of split ups and distributions in respect thereof, interest payments, rights to receive additional securities and other like distributions) made on or in respect of the Pledged Shares which are not otherwise received by the Borrowers, to the full extent they would be so entitled if the Pledged Shares had not been pledged to the Lender. Cash distributions made on or in respect of the Pledged Shares, which the Borrowers are entitled to receive pursuant to this section, shall be paid by the transfer of cash to the Borrowers by the Lender, on the date any such distribution is paid, in an amount equal to such cash distribution, so long as there has not been an Event of Default at the time of such payment. Non-cash distributions that the Borrowers are entitled to receive pursuant to this section shall be added to the Pledged Shares on the date of distribution and shall be considered such for all purposes.

         The Lender shall have all incidents of ownership of the Pledged Shares, including the right to transfer them to third parties and to vote the Pledged Shares. The Borrowers hereby waive the right to vote or to provide any consent or take any other action with respect to the Pledged Shares if the record date or deadline for such vote, consent or other action falls prior to the Termination Date. The Lender shall be entitled to receive all distributions (including cash and all other property, stock dividends, securities received as a result of split ups and distributions in respect thereof, interest payments, rights to receive additional securities and other like distributions) made on or in respect of the Borrowed Shares which are not otherwise received by the Lender, to the full extent it would be so entitled if the Borrowed Shares had not been lent to the Borrower. Cash distributions made on or in respect of the Borrowed Shares, which the Lender is entitled to receive pursuant to this section, shall be paid by the transfer of cash to the Lender by the Borrowers, on the date any such distribution is paid, in an amount equal to such cash distribution, so long as the Lender is not in default at the time of such payment. Non-cash distributions that the Lender is entitled to receive pursuant to this section shall be added to the Borrowed Shares on the date of distribution and shall be considered such for all purposes.

         If the Borrowed Shares and Pledged Shares are redeemed for cash, the cash payment will be treated as a distribution and dealt with in accordance with the foregoing.

         The foregoing obligations to make payments, deliveries and other transfers may be applied against each other and netted.

         If the Borrowers are required to make a payment to the Lender with respect to any distribution of cash or other rights on the Pledged Shares, and the Borrowers are required by law to collect any withholding or other tax, duty, fee, levy or other charge required to be deducted or withheld from such payment ("Tax"), then the Borrowers shall pay such additional amounts as may be necessary in order that the net amount of the payment received by the Lender after payment of such Tax equals the net amount of the distribution that the Lender would have received if such distribution had been made directly to the Lender.

9.   Lender's Representations and Warranties
     ---------------------------------------

         The Lender represents and warrants to the Borrower that:

         (a) the Lender is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to enter into and perform its obligations under this agreement;

         (b) the Lender has taken all necessary corporate action to authorize the execution, delivery and performance of this agreement;

         (c) the agreement constitutes a legal, valid and binding obligation of the Lender enforceable against it in accordance with its terms;

         (d) the Lender is not a broker or dealer as defined in the Securities Exchange Act (1934); and

         (e)  the Borrowed Shares are freely tradable.

              These representations and warranties will be deemed to be repeated on each date on which a borrowing occurs and will continue up to and including the Termination Date.

10.  Borrower's Representations and Warranties
     -----------------------------------------

         The Borrowers jointly and severally represent and warrant and covenant to the Lender that:

         (a) Holdco is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to enter into and perform its obligations under this agreement;

         (b)  Saljstam is the sole legal and beneficial shareholder of Holdco;

         (c) they are the registered, legal and beneficial owners of, and have valid title to, the BTI Shares pledged to the Lender, subject to the terms of the Escrow Agreement and the security interest created by this agreement;

         (d) Holdco has taken all necessary corporate action to authorize the execution, delivery and performance of this agreement;

         (e) the execution and delivery of this agreement and the performance by the Borrowers of their obligations hereunder does not and will not contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of Holdco or under any mortgage, lease, agreement or other legally binding instrument, license, permit or applicable law to which the Borrowers are a party or by which the Borrowers or any of their respective properties or assets may be bound;

         (f) the agreement constitutes a legal, valid and binding obligation of each of the Borrowers enforceable against each and both of them in accordance with its terms;

         (g) no authorization, consent or approval of, or filing with or notice to, any person or entity (including but not limited to any stock exchange or regulatory authority) is required in connection with the execution, delivery or performance by the Borrower of this agreement;

         (h) neither of the Borrowers is a broker or dealer as defined in the Securities Exchange Act (1934);

         (i) the Pledged Shares are not subject to any liens, mortgages, charges, encumbrances, security interests (other than those created in favour of the Lender) or rights of third parties whatsoever, and except for statutory hold periods under applicable law, are not subject to any restrictions, contractual or otherwise, on their resale;

         (j) the Borrowers have and will have at the time of transfer of any Pledged Shares the right to grant a first priority security interest therein subject to the terms and conditions of the agreement;

         (k) neither the delivery to the Borrowers of the Initial Advance Shares or any Escrowed Facility Shares shall result in a disposition of the relevant BTI Shares for the purposes of the Income Tax Act (Canada) as long as such shares are listed on The Toronto Stock Exchange;

         (l) the Borrowers will only sell the Borrowed Shares in an "offshore transaction" not involving "directed selling efforts" in the United States (each such term having the meaning attributed to it in Regulation S under the U.S. Securities Act of 1933); in particular, the Borrowers will not sell Borrowed Shares in the United States. The Borrowers will not engage in any "direct selling efforts" in the United State with respect to the Borrowed Shares; and

         (m) the Borrowed Shares and the Pledged Shares (or any depository receipts thereon) are not registered or traded pursuant to unlisted trading privileges on a U.S. registered national securities exchange, are designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission, or are otherwise deemed to be `margin stock' for purposes of Regulations U and X of the Board of Governors of the U.S. Federal Reserve System.

              These representations and warranties and covenants will be deemed to be repeated on each date on which a borrowing occurs and will continue up to and including the Termination Date.

11.  Mark to Market
     --------------

         The Borrowers and the Lender may agree to mark values to market of the Borrowed Shares and the Pledged Shares.

12.  Transfers of Securities
     -----------------------

         In every transfer of securities or other "financial assets" (within the meaning of the New York Uniform Commercial Code (the "UCC")), the transferor shall take all steps necessary to effect a delivery to the transferee under
Section 8-301 of the UCC, to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC) and to provide the transferee with comparable rights under any applicable foreign law or regulation.

13.  Entire Agreement
     ----------------

         The provisions of this agreement constitute the entire agreement between the parties and supersede all previous communications, representations, warranties, understandings and agreements between the parties with respect to the subject matter hereof.

14.  Counterparts
     ------------

         This agreement may be executed in counterparts and may be executed by facsimile, all of which when taken together shall be deemed to be one and the same document.

15.  Enurement
     ---------

         This agreement shall enure to the benefit of and be binding upon the parties and their successors and personal representatives.

16.  Assignment
     ----------

         This agreement may not be assigned by either party, except with the consent of the other party. Any attempted assignment without the consent of the other party will be null and void.

17.  Governing Law
     -------------

         This agreement will be governed by and construed in accordance with the laws of New York (without giving effect to the conflict of law principles thereof) and each of the parties submit to the non-exclusive jurisdiction of any United States federal or state court sitting in New York City, and any appellate court from any such court, solely for the purpose of any suit, action or proceeding brought to enforce its obligations hereunder or relating in any way to this agreement or the loan hereunder. Each of the parties waives, to the fullest extent it may effectively do so, any defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and any right of jurisdiction on account of its place of residence or domicile.

         Each party irrevocably waives any right that it may have to trial by jury in any action, proceeding or counterclaim arising out of or relating to this agreement or the transactions contemplated hereby.

         All remedies hereunder and all obligations with respect to the Facility shall survive the termination of the Facility, the return of the Borrowed Shares or Pledged Shares and the termination of the agreement.

18.  Time of Essence
     ---------------

         Time is of the essence in this agreement.

19.  Severability
     ------------

         Any provision of this agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and shall be severed from the balance of this agreement, all without affecting the remaining provisions of this agreement or affecting the validity or enforceability of such provision in any other jurisdiction and appropriate amendments shall be made to this agreement to put the party who is disadvantaged by such invalidity or unenforceability in the same financial position as if no provision hereof were invalid or unenforceable.

20.  Amendment and Waiver
     --------------------

         This agreement may not be amended except by mutual written agreement of the parties. A waiver of any default, breach or non-compliance under this agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach, non-observance or by anything done or omitted to be done by another party. The waiver by a party of any default, breach or non-compliance under this agreement shall not operate as a waiver of that party's rights under this agreement in respect of any continuing or subsequent default, breach or non-compliance (whether of the same or any other nature).

21.  Notices
     -------

         Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or by hand-delivery as hereunder provided. Any such notice or other communication, if sent by facsimile shall be deemed to have been received on the business day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

                  (a)  if to the Borrowers:

                       Box 600
                       572 26 Oskarshamn
                       Sweden

                       Attention:  Mats Saljstam
                       Telecopier number:  46-491-10270

                  (b)  if to the Lender:

                       Merita Bank PLC
                       437 Madison Avenue
                       New York, New York  10022

                       Attention:  Mr. Charles J. Lansdown,
                                   Senior Vice President
                       Telecopier number:  (212) 318-9318

         IN WITNESS WHEREOF the parties have executed this agreement.

                                            MATS SALJSTAM


                                                /s/ MATS SALJSTAM
                                            ------------------------------------


                                            SALJSTAMS FASTIGHETS AB


                                            by: /s/ MATS SALJSTAM
                                                --------------------------------
                                                Name:  Mats Saljstam
                                                Title:  President


                                            MERITA BANK PLC


                                            by: /s/ CHARLES J. LANSDOWN
                                                --------------------------------
                                                Name:  Mr. Charles J. Lansdown
                                                Title:  Senior Vice President

                                   SCHEDULE A

                   DRAWDOWN REQUEST AND CONFIRMATION OF PLEDGE
                   -------------------------------------------


To:  Merita Bank PLC


         We refer to the Securities Lending Agreement dated May 25, 2001 (the "Securities Lending Agreement") entered into between Merita Bank PLC ("Merita") and the undersigned pursuant to which Merita agreed to establish a credit facility (the "Facility") in favour of the undersigned consisting of 3,299,800 common shares of Battery Technologies Inc. ("BTI"), comprising (a) an initial advance under the Facility of 1,574,950 common shares of BTI (the "Initial Advance Shares") on May 25, 2001, and (b) 1,724,850 common shares of BTI (to be drawn down in three equal installments of 574,950 common shares of BTI) (the "Escrowed Facility Shares") and the undersigned agreed to pledge and grant a security interest in that number of Closing Shares and Toshiba Shares (as defined in the Securities Lending Agreement) equal to the number of BTI Shares drawn down under the Facility (the "Pledge").

         We also refer to the Escrow Agreement dated May 25, 2001 (the "Escrow Agreement") by and between BTI, the undersigned, Merita and CIBC Mellon Trust Company pursuant to which, among other things, the Escrowed Facility Shares are to be released to the undersigned and an equivalent number of Toshiba Shares are to be delivered to Merita under the Pledge, subject to the terms and conditions of the Securities Lending Agreement and the Escrow Agreement.

         For the purposes of sections 2, 4 and 5 of the Securities Lending Agreement and section 4.1 of the Escrow Agreement, we hereby confirm our request to drawdown _________ of the Escrowed Facility Shares and we hereby confirm our agreement to pledge and grant to Merita a security interest (the "Security Interest") in a corresponding number of Toshiba Shares (the "Pledged Shares"), and the undersigned hereby acknowledges that (i) value has been given, (ii) the undersigned has rights in the Pledged Shares, (iii) the undersigned has not agreed to postpone the time of attachment of the Security Interest, and (iv) the undersigned has received a duplicate original of the Securities Lending Agreement (incorporating the Pledge).

         The undersigned hereby jointly and severally confirm, represent and warrant to the undersigned that the representations and warranties set forth in section 10 of the Securities Lending Agreement are true and correct as of the date hereof.

         MADE in ________________, this _____ day of _________, 2001.




                                          --------------------------------------
                                          MATS SALJSTAM


                                          SALJSTAMS FASTIGHETS AB


                                          By:
                                             -----------------------------------
                                              Name:
                                              Title:

                         TRANSFER AND POWER OF ATTORNEY



         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to _______________________ 1,000,000 common shares in the capital of Battery Technologies Inc. represented by share certificate no. C01708 and irrevocably constitutes and appoints ______________________ attorney to transfer such shares on the securities register of Battery Technologies Inc., with full power of substitution.

         DATED: May 25 , 2001

                                         MATS SALJSTAM


                                         by: /s/ MATS SALJSTAM
                                            --------------------------------

/s/ JEREMY FRAIBERG
----------------------------             -----------------------------------
Witness

                         TRANSFER AND POWER OF ATTORNEY



         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to _______________________ 574,950 common shares in the capital of Battery Technologies Inc. represented by share certificate no. C01711 and irrevocably constitutes and appoints ______________________ attorney to transfer such shares on the securities register of Battery Technologies Inc., with full power of substitution.

         DATED:  May  25, 2001


                                           SALJSTAMS FASTIGHETS AB


                                           by: /s/ MATS SALJSTAM
                                              ------------------------------
                                               Name:  Mats Saljstam
                                               Title: President


/s/ JEREMY FRAIBERG
----------------------------             -----------------------------------
Witness

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